Form 12b-25
 [As last amended in Release No. 34-31905, February 23, 1993, 58
  F.R. 14628]

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                           (Check One):
[ ]Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q [ ]
Form N-SAR

       For Period Ended:        June 30, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

  Full Name of Registrant
                           Integrated Waste Services, Inc.
  Former Name if Applicable

  Address of Principal Executive Office (Street and Number)
       201 Ganson Street, Buffalo, New York 14203
     City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed)

Due to financial difficulties the registrant was unable to obtain year end 1996 audited financial statements within the time required. This has also caused a delay with first quarter ending
March 31, 1997 and second quarter ending June 30, 1997 financial statements.

Part IV  - Other Information
(1)Name and telephone number of person to contact in regard to this notification.
       James F. Williams                 716-852-2345
           (Name)                (Area Code) (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes  [ ] No
  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X] Yes  [ ] No
  If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Integrated Waste Services, Inc.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date                             By
               James F. Williams, Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.





                         ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).



GENERAL INSTRUCTIONS
  1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
  2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
  3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
  4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
  5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (S232.201 or S232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b)




























                         August 15, 1997


INTEGRATED WASTE SERVICES, INC.
COMMISSION FILE NO. 0-18478
ADDENDUM TO FORM 12b-25
FOR June 30,1997 FORM 10Q

Response to Part IV, Item 3



  The Company's revenues are estimated to be approximately $8.4
Million in the quarter ended June 30, 1997. This estimate is preliminary and unaudited and may vary from final results.

  As a result of the inability of the Company to obtain payment and performance bonds the Company has discontinued bidding new projects and is subcontracting the completion of certain of its projects to others. In separate transactions, the Company has recently completed the sale of its Rochester Construction and Demolition Debris Transfer Station and its Industrial Cleaning Operations.

  The Company does intend to continue the operation of its Schultz Construction and Demolition Debris Landfill and to pursue the development of its Farmersville Municiple Solid Waste
Landfill.